As filed with the Securities and Exchange Commission on
                                                                 June 23, 2000
                                                SEC Registration No. 000-30239
       ---------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                              AMENDMENT NO. 1 TO
                                  FORM 10-SB

        GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                  ISSUERS UNDER SECTION 12(b) or (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             UNICO, INCORPORATED
                             -------------------
                (Name of Small Business Issuer in its Charter)

                    Arizona                      86-0205130
           -------------------------   ------------------------------
           (State or Jurisdiction       (IRS Employer Identification
              of Incorporation)                    Number)

                            6475 Grandview Avenue
                          Magalia, California  95954
                                (530) 873-4394
              --------------------------------------------------
        (Address, Including Zip Code, and Telephone Number, Including
           Area Code, of Registrant's Principal Executive Offices)

         Securities to be registered under Section 12(b) of the Act:
                      None                         None
          ---------------------       ------------------------------
           Title of each Class         Name of each exchange on which
           to be so registered         each class is to be registered
               -----------------------------------------------

        Securities to be registered under Section 12 (g) of the  Act:
                        Common Stock, $0.10 par value
                    --------------------------------------
                               (Title of Class)

                                  Copies to:
                          Robert N. Wilkinson, Esq.
                      60 East South Temple, Suite 1680B
                         Salt Lake City, Utah  84111
                                (801) 533-9645
                              Fax (801) 220-0625

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

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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                    PART I
      -----------------------------------------------------------------

Item 1.  Description of business.

General
-------

     Unico, Incorporated was formed as an Arizona corporation on May 27, 1966. It was incorporated under the name of Red Rock Mining Co., Incorporated. It was later known as Industries International, Incorporated and I.I. Incorporated before the name was eventually changed to Unico, Incorporated in 1979. Unico, Incorporated has engaged in various mining activities since its inception. The names "Unico", "we", "our" and "us" used in this registration statement refer to Unico, Incorporated.

     On March 30, 1992, Unico entered into a Mining Lease and Option to Purchase agreement with Deer Trail Development Corporation, with headquarters in Dallas, Texas. Deer Trail Development Corporation is now known as Crown Mines, L.L.C. This Mining Lease and Option to Purchase is referred to in this registration statement as the "Deer Trail Lease". The Deer Trail Lease runs for a period of 10 years, and covers 28 patented claims, 5 patented mill sites and 171 unpatented claims located approximately 5 miles South of Marysvale, Utah. It includes mine workings known as the Deer Trail Mine, the PTH Tunnel and the Carisa and Lucky Boy mines. The property has not been mined since 1981.

     During Unico's last 3 fiscal years ended February 29, 2000, Unico has worked toward reopening the Deer Trail Mine. Unico has acquired the necessary permits to commence mining activities, provided that the surface disturbance from the mining activities does not exceed 5 acres for both mine and mill. Unico plans to seek a permit for large scale mining operations. Since the mine is located on both patented and unpatented claims, which are located within a national forest, all permitting is done through both the State of Utah and the U.S. Forest Service.

     During the past 3 fiscal years, Unico has explored the Deer Trail property, conducted a geological evaluation of the property, repaired old mining equipment and Unico has upgraded the infrastructure of the mine by installing pumping equipment, thousands of feet of pipe, and some new mining track and mining timbers to prepare the way for new mining activities. The only actual mining activities engaged in by Unico on the property have been for testing and evaluation purposes only.

     Unico has acquired and moved materials onto the property site for construction of an 8,000 square foot metal building to house a gold and silver mill which Unico intends to erect on the property. Unico recently acquired an ore screening plant which has been erected on the property. Unico recently acquired an ore floatation plant which it intends to erect on site. Unico also intends to erect a jaw crusher and ball mill on the property which are necessary to crush ore.

     Unico has also acquired a front end loader and a new air compressor and other personal property which are necessary for its planned mining operations. Unico may acquire or build a heavy media separator, which can be used to process up to 400 tons of low grade ore per day.

     Unico expects to commence active mining operations on the property in approximately late July or early August 2000. It plans to commence its initial mining activities by mining approximately 50 tons per day of massive sulfides. Unico hopes to increase its mining activities soon after, provided that it can operate the mine economically, and provided Unico is able to acquire other needed capital.

     Unico intends to conduct mining and milling activities on site. Our initial mining activities will focus on mining, crushing and milling ore into lead concentrates and zinc concentrates which we will sell to other mining and mineral companies. We will arrange for the lead concentrates and zinc concentrates to be shipped to smelters or other locations designated by the buyers.

     Unico believes that there are a wide variety of sources for raw materials needed in its proposed mining and milling operations, and that it will not be dependent upon any one or few sources. Unico believes that there are a variety of mining companies and other mineral companies that are potential purchasers for the lead concentrates and zinc concentrates which Unico intends to sell as the end product from its mining and milling operations. Unico does not believe that it will be dependent on one or a few major customers for sales of the lead and zinc concentrates.

     The lead and zinc concentrates can be transported by either rail or truck, and there are a variety of trucking companies that are willing and able to transport zinc and lead concentrates to smelters or other places designated by purchasers.

Agreement to sell lead concentrates
-----------------------------------

     ASARCO Incorporated has offered to purchase lead concentrates from Unico at the rate of approximately 100 tons per month through July 31, 2000 at its East Helena, Montana smelter. ASARCO Incorporated drafted a proposed agreement with Unico for this purpose. ASARCO Incorporated indicated it is willing to sign the agreement once shipments of lead concentrates begin.

Smelting and Refining
---------------------

     All of the smelting and refining of ore will be handled by other companies. Smelters capable of handling the Deer Trail concentrates in the U.S.A. include ASARCO in East Helena, Montana, for lead, gold and silver, and Hayden, Arizona, for copper and gold, and Korea Zinc Co. in Sauget, Illinois. Foreign smelters include the Caminco Lead and Zinc smelters in Trail, British Columbia, Canada, the Doe Run smelter in Peru and one other smelter in Mexico. Preliminary discussions with the Kennecott smelter and refining facility in Magna, Utah for the high quality silver, gold and copper enriched quartz of the 18 North fault as a silica flux source are in progress.

Dependence on Metal Prices
--------------------------

     Unico's mining activities will be largely dependent on metal prices. The prices may fluctuate on the world commodity markets and will be beyond the influence of Unico. A substantial reduction in the price of metals might impede Unico's ability to economically mine or to raise additional capital.

The Deer Trail Mine Development Agreement
-----------------------------------------

     On October 5, 1998 Unico entered into the Deer Trail Mine Development Agreement with Guilderbrook, Inc. and Aurora Resources & Mining Corp. Guilderbrook, Inc. is owned by Gilbert A. Windheim, one of Unico's principal stockholders. Aurora Resources & Mining Corp. is owned by David F. Poisson and his wife. Mr. Poisson has been a director and assistant secretary of Unico since November 1999. The Deer Trail Mine Development Agreement was entered into at a time when Unico was seriously delinquent in its obligations under the Deer Trail Lease, and needed assistance with making both delinquent lease payments and future lease payments. The Deer Trail Mine Development Agreement required Guilderbrook, Inc. to provide $60,000 to Unico in order to pay past due lease payments and to provide $9,000 per month for future lease payments. In exchange for these payments, Guilderbrook, Inc. is to receive 25% of the net profits from the future mining operations ore sales, including all ore mined at the Deer Trail Mine.

     The Deer Trail Mine Development Agreement obligates Aurora Resources & Mining Corp. to provide the mine operations management along with the other necessary additional equipment to begin mining operations at the Deer Trail Mine. This is to be done with Aurora Resources & Mining Corp.'s financial and additional capital equipment resources. In consideration for this contribution, the Deer Trail Mine Development Agreement provided that Aurora Resources & Mining Corp. was to receive 50% of the net profits from all mined ore sales from the Deer Trail Mine.

     The Deer Trail Mine Development Agreement provided that at a future time when exercising the existing option under the Deer Trail Lease is appropriate, Guilderbrook, Inc. is to pay 25% of the option price, Aurora Resources & Mining Corp. is to pay 50% of the option price and Unico is to pay 25% of the option price. The total option price is presently $4,000,000. In the event that the option is exercised under the Deer Trail Lease, the full ownership interests of the parties and the property, rights and privileges, and any net smelter returns to be shared between the parties would then be own/shared on the following basis:

        *   Unico - 25%

        *   Guilderbrook, Inc. - 25%

        *   Aurora Resources & Mining Corp. - 50%.

In the event that the option is exercised, Unico is to continue to be a leaseholder and operator of the Deer Trail Mine property.

     In February 1999, Unico issued 500,000 shares of its common stock to Aurora Resources & Mining Co. in exchange for a 26% net profits interest under the Deer Trail Mine Development Agreement. In October 1999, Aurora Resources & Mining Corp. agreed to return to Unico the remaining 24% right to net profits under the Deer Trail Mine Development Agreement. As a result, Unico is now entitled to 75% of any net profits generated under the Deer Trail

Mine Development Agreement, and Guilderbrook, Inc. is entitled to the remaining 25% of any net profits.

Gold Forwarding Contracts
-------------------------

     Unico entered into four contracts for the advance payment of gold which is to be delivered by Unico. The contracts total $166,000. These contracts are all currently due and outstanding. A lawsuit was filed against Unico for breach of contract on the largest of these contracts, in which the plaintiffs sought $150,000 plus interest. The lawsuit was recently settled, and Unico has agreed to pay the Plaintiffs $141,500 over a period of approximately 6 years in satisfaction of their claims. This leaves Unico with three gold forwarding contracts to satisfy which initially totaled only $16,000.

Employees
---------

     Unico presently has 2 full time employee and 4 part-time employees. Unico believes that when it commences mining operations in approximately late July or early August 2000, that it will increase its number of employees to approximately 25 full time employees. In the event the mining operations are successful, additional employees may be added in the future.

Governmental Regulation
-----------------------

     Mining and/or processing activities on the Deer Trail Mining claims are subject to numerous permitting and environmental laws and regulations administered by active federal, state, and local authorities, particularly the Utah Division of Oil, Gas and Mining. Although Unico believes it already has permits necessary to commence mining operations on the patented and unpatented claims, Unico may be required to expand such permitting in order to fully develop the property. In order to obtain expanded permits, it may be necessary to gather and analyze baseline data, complete environmental assessments or environmental impact statements with appropriate steps to mitigate potential adverse impacts, and modify the proposed plans in order to accommodate environmental impacts, all of which may take an indeterminate amount of time to complete.

     The mining operations are regulated under the jurisdiction of the Mine Safety and Health Administration or "MSHA" to some degree to insure safe operations. Without proper training of personnel and compliance to all MSHA rules, the mine could be subject to heavy fines and closure. Presently Unico has no outstanding citations and has complied with MSHA regulations and maintains a good working relationship with MSHA. The mining operations are subject to periodic inspections by MSHA which, depending on the outcome of an inspection, could curtail production until any violations have been cured.

Item 2.  Management's discussion and analysis or plan of operation.

Plan of operation
-----------------

     During the next 12 months, our plan of operation consists of the following:

     - acquire a ball mill at a cost of approximately $30,000;

     - pay an additional $55,000 for a heavy media separator and a grinding circuit recently purchased by Unico;

     - hire additional employees needed to commence mining operations;

     - commence mining operations in approximately late July or early August 2000;

     - raise up to $1,000,000 in additional funds.

     Since February 29, 2000, Unico has issued approximately 5,000,000 shares at $0.10 per share. Unico has received approximately $150,000 of cash proceeds and $50,000 of services from the sale of its shares and Unico expects to receive approximately $300,000 more in cash proceeds in the near future. Much of these funds have been spent acquiring equipment necessary for mining operations. Unico's current cash will sustain operations only for 2 to 3 additional months.

Management's discussion and analysis of financial condition and
---------------------------------------------------------------
results of operations
---------------------

     Liquidity and capital resources. Presently our liquid resources are sufficient to pay for the newly purchased equipment and for the additional equipment we intend to acquire before commencing mining operations in late July or early August 2000.

However, we are dependent on raising an additional $100,000 to $150,000 in working capital to pay for initial mining expenses and successfully implement our 12 month business plan described above.

     Our auditors have issued a "going concern" opinion in note 8 of our audited financial statements, indicating we do not have established revenues sufficient to cover our operating costs and to allow us to continue as a going concern. If we are successful in raising an additional $100,000 to $150,000 in equity or debt capital in the next 2 to 3 months, we believe that Unico will have sufficient funds to complete its planned equipment purchases, commence mining operations, and meet operating expenses until income from mining operations should be sufficient to cover operating expenses.

     We intend to seek additional capital from private sales of Unico's common stock and, if necessary, from loans from our management. In the event income from mining operations is delayed or is insufficient to cover operating expenses, then Unico will need to seek additional funds from equity or debt financing, for which we have no commitments.

     During December 1999, Unico entered into an engagement agreement with Pellett Investments whereby Pellett agreed to buy convertible notes for $1,000,000 which are convertible into 10,000,000 shares of Unico common stock at $0.10 per share. Unico has issued 4,000,000 of the shares but Unico has received payment for only approximately 1,000,000 of the shares. Unico should soon receive approximately $300,000 cash for the shares already issued. Unico and Pellett Investments have agreed that Pellett Investments will be released from any obligation to purchase any more convertible notes or shares of Unico common stock. After receiving payment of the remaining $300,000 cash Unico will then issue an additional 1,200,000 shares to persons affiliated with Pellett Investments for no additional consideration.

     Revenue. We have had no revenues from operations during the past two fiscal years or since our last fiscal year ended February 29, 2000. We do not anticipate generating any revenues from operations until approximately 2 to 3 months after we commence active mining operations.

     Cost of operations. During the last several months Unico has spent substantial funds on purchasing equipment and preparing the Deer Trail mine for active mining operations which we intend to commence in late July or early August 2000. Unico has ongoing monthly lease payments on the mine which have been, and are being, paid by Guilderbrook, Inc., a company owned by a principal stockholder of Unico. In exchange for the monthly mine lease payments, Guilderbrook, Inc. will receive 25% of the net profits from mine operations subsequent ore sales.

     Employees. Unico has 2 full time employee and 4 part time employees. We anticipate that we will have approximately 10 full time employees when we commence mining operations in late July or early August 2000, and that the number of employees will increase to approximately 25 by late fall 2000.

     Lease termination; option to purchase. Unico's existing lease agreement for the Deer Trail mine expires May 31, 2002. We presently have an option to purchase the mine for $4,000,000. In the event mining operations from the mine are profitable, Unico will either need to obtain an extension of the lease agreement or exercise the option to purchase the mine before May 31, 2002. No assurance can be given that the owner of the mine will extend the lease. Unico presently does not have sufficient funds to exercise the option to purchase the mine, and no assurance can be given that Unico will have sufficient funds to purchase the mine when the lease expires.

Item 3.  Description of property.

Deer Trail Lease
----------------

     On March 30, 1992, Unico entered into the Deer Trail Lease with Deer Trail Development Corporation which became effective on June 1, 1992. The Deer Trail Lease covers 28 patented claims (approximately 525 acres), 5 patented mill sites (25 acres) and 171 unpatented claims (approximately 3,420 acres). The claims include workings known as the Deer Trail Mine, the PTH Tunnel and the Carisa and Lucky Boy mines. This is an underground mine.

     The term of the lease is for a period of 10 years with an initial term of 6 months and continuing as long as the minimum royalty is paid and Unico is in compliance with the terms of the lease. Unico has agreed to use its best efforts to mine and remove minerals from the property and has assumed annual maintenance and tax obligations on the property estimated at approximately $25,000 per year during the lease. Currently, the minimum royalty payment is $8,000 per month, and increases to $10,000 per month in July 2000, and is payable whether or not mining operations are being conducted. Lease royalty-rentals are equal to 5% of gross receipts received by Unico from sales of minerals from the lease, less transportation (mine to smelter), assaying, weighing, treatment and special sampling charges, but not less than the minimum royalty.

     The lease terminates after 10 years on May 31, 2002, upon default by a party, by mutual agreement or upon exercise of Unico's option to purchase. Each party has agreed to bear its own costs of environmental, pollution, aesthetic or legal liability imposed by any governmental or regulatory authority and attributable to its ownership of claims. Unico has the option to purchase the claims for $4,000,000 until May 31, 2002. The option price initially was $1,000,000 from June 1, 1992 until May 31, 1995. It increased to $2,000,000 from June 1, 1995 until May 31, 1999. It increased to $4,000,000 on June 1, 1999. The lessor has an option to take a 5% gross royalty as a carried interest in lieu of the cash option exercise price. This royalty can be reduced by up to one-half by Unico's paying to one-half of the cash option exercise price and one-half of the royalty payment.

The Property
------------

     The Deer Trail claims are located in the Tushar Mountains of East Central, Utah in the Mount Baldy and Ohio Mining districts. They are located on Deer Trail Mountain, approximately 5 miles South of Marysvale, Utah and are accessible by a gravel county road which is in good condition.

     The Deer Trail ore body was first discovered by deer hunters in 1878.
The ore body originally cropped out at the surface. It is estimated that between 1878 and 1917, about 10,000 tons of ore were mined. A small mill was installed in 1918, and between 1918 and 1923 the mine produced about 138,000 tons of predominately oxidized ore averaging 1.38 opt gold, 11.49 opt silver and 3.26% lead. Zinc and copper were not recovered. In 1923, mining was suspended when the workings encountered a fault that cut off the ore, and for more than 20 years production was limited to drawing stopes and removing pillars. In 1945, the PTH tunnel was started to explore for the faulted extension of the Deer Trail ore body. The 3,400 ore body was encountered unexpectedly by this tunnel and a total of 5,000 tons of ore averaging 2.84% lead, 0.76% copper, 6.26% zinc, 15.17 opt silver and 0.19 opt gold were shipped. By 1964, the PTH tunnel had intersected the offset part of the Deer Trail ore body. From 1964 until 1981 this segment of the ore body produced over 100,000 tons of unoxidized sulfide ore averaging 5% lead, 0.6% copper, 12% zinc, 15 opt silver, and 0.10 opt gold. The present working face is still in ore.

     The PTH Tunnel penetrates more than 10,000 feet with a developed network of tunnels, shafts and raises at the 3,400 foot area and at the 8,000 foot area and was mined extensively for gold and silver for about 20 years. The timbered and ventilated tunnel includes more than two miles of track for ore cars accessed through a covered entrance structure.

     The mine facilities also include ore cars, battery operated engines, an engine storage and charging house, a electric power substation, a miner's locker room, a compressor building, a 1000 gallon underground gasoline storage tank with gas pump, two front end loaders, three dump trucks and a general office, lab and core sampling facility. Unico believes water is accessible to the site.

     The Deer Trail mining property was developed by the Deer Trail Development Corporation, now known as Crown Mines, LLC, and is presently owned by the same company, located in Dallas, Texas. The property has been leased out several times since production ceased in 1981. There has been little production since then. Several major mining companies have explored the property. These include Noranda, Phelps Dodge and Goldfields. One smaller company drilled and analyzed the mill tailings from the upper Deer Trail Mine area in 1990. The results of the drilling and other tests were not conclusive, and at present there are no known proven or probable reserves on the claims. Unico has no agreements or commitments from smelters to receive ore.

     Unico leased the property effective June 1, 1992 and has been actively re-opening the mine since then. Unico has produced a few small lots of ore from the stopes in the 8600 area of the PTH tunnel for testing and evaluation purposes, and has developed several excellent targets within those workings. Unico is presently developing the gold mineralization of the upper Deer Trail area which contains the original workings. Plans consist of upgrading the mine dumps and mineralized stope material by screening and further upgrading by gravity concentration methods. At the same time Unico plans to gain access to undeveloped ore bodies within the upper area.

Geological Information
----------------------

     The Deer Trail mine workings expose westerly dipping sedimentary rocks of three units: the Toroweap and Queantoweap Formations and the Callville Limestone. The Deer Trail ore body is in the lower part of the Toroweap Formation and consists of a nearly continuous group of semiconcordant replacement bodies flanking a central vein. About half of this ore body is exposed in the Old Deer Trail mine workings and is oxidized; the other half is located in the 8600 area workings and consists of unoxidized sulphide ore. The Queantoweap Formation, which underlies the Toroweap, is a quartzite and hosts no known mantos. The underlying Callville Limestone contained the 3400 ore body.

     The Toroweap Formation exposed in the 8600 area consists of a wide range of interbedded lithologies, including quartzite, limestone, dolomite, shale, and chert, which form 50 or more recognizable units ranging in thickness from a inch to several feet. In contrast, the underlying Queantoweap Sandstone consists of a fairly uniform medium-grained, well-sorted massive quartzite.

     The Calville Limestone in the Deer Trail mine lacks marker beds, and lithologic facies change rapidly. The rocks are cut by several faults of unknown displacement. The marked lateral variations in lithology have made it possible to identify only seven correatable stratigraphic assemblages. The upper 240 feet of the Callville Limestone in the 3400 area consists dominantly of mudstones containing quartz silt, evaporite nodules, and sponge spicules. Below 240 feet, dolomite containing microfossils and peloids is abundant and evaporites are absent. In the 8600 area, the Callville has been observed in drill core and there it contains thick beds of course-grained anhydrite.

     The Toroweap Formation in the mine area strikes generally north-south and dips 20 degrees W. The Deer Trail ore body rakes across this inclination with a bearing of N 70 degrees W, so the average plunge of the ore zone into Deer Trail Mountain is about 18 degrees.

     The mantos in the Old Deer Trail mine workings closely followed the axis of the Deer Trail anticline, a relationship that was used to guide development. In the 8600 area, however, the mantos and the anticline axis diverge and the deepest workings are about 1500 feet apart.

     The Deer Trail ore body consists of a semicontinuous group of narrow, elongate strata-bound replacement bodies developed adjacent to a central vein. The ore body has a sinuous ribbon like shape in plain view and has been mined for a length of approximately 5,525 feet over a width averaging 32 to 38 feet and a height averaging about 15 to 30 feet.

     A set of cross faults that trends east-northeast and dip steeply to the north are exposed in the mine workings in the 8600 area. These have an aggregate stratigraphic throw of about 150 feet, down to the north. One of these faults is the 18 Drift fault or 18 North fault. These faults are now occupied by quartz veins as much as 15 feet thick that contain substantial quantities of lead, zinc, arsenic, silver, gold, copper and molybdennum. The 18 north fault consists of quartz with good values in gold, silver and copper with very little other metals which could possibly be marketed to smelters as a flux.

Mine Workings
-------------

     The mine workings at the Deer Trail consist of the upper Old Deer Trail mine workings and the PTH tunnel mine workings. The Old Deer Trail mine consists of three levels, approximately 100 vertical feet apart. The first level was first accessed from the surface through the discovery shaft of 1878, with several adits interconnecting from the surface. The second level or the No. 2 Tunnel level is accessed through one known tunnel and consists of several large stopes interconnected with a series of drifts, winzes, and raises. The third level or the No. 3 Tunnel level was used as a haulage tunnel and was the main level of the Old Deer Trail mine. It consists of drifts and raises all accessed by 18" narrow gauge track. The present workings are only partially accessible. Many drifts have caved. All three levels are interconnected allowing for good ventilation.

     The PTH Tunnel workings underlie the Old Deer Trail workings by approximately 450 feet and accessed 4,000 feet to the south. The PTH Tunnel was started in 1945 to intersect the faulted Deer Trail ore body. It is a 5'x7' tunnel that extends over 10,000 feet into Deer Trail Mountain. Almost all areas of these workings are accessed by 18" narrow gauge track. The tunnel trends to the north-northwest paralleling the base of Deer Trail Mountain. At approximately 3,400 feet the tunnel intersected unexpectedly mineralization in the Callville Limestone. This mineralization was developed on the PTH Tunnel level as well as two levels below 100 vertical feet apart. Bedded mineralization associated with the Wet Fault was produced via a series of drifts, winzes, stopes and raises. A ventilation/escape shaft was driven to the surface in this area. The tunnel next encountered mineralization at approximately 8,600 feet, where the tunnel encountered the continuation of the Deer Trail ore body. Several thousand feet of drifts was driven to explore and exploit the deposit. An internal shaft was driven 250 feet to gain access to the shallowing dipping ore where three more levels were established. Again several hundred feet of drifts, stopes, raises and winzes were driven to mine the ore body.

     Water was encountered in the 280 winze and pumps were installed in order to continue mining. Mining was stopped in 1981 due to lack of processing and smelting facilities. The present face in the 280 area is still in ore. The width of the face was increasing as well as the value of the ore. A raise to connect the PTH workings with the Old Deer Trail Mine was started located approximately where the PTH Tunnel crossed the 18 North fault. It is presently up 140 feet.

Mineral Resources
-----------------

     The resources have been outlined above. However, further efforts to increase the mineable resources of the mine are being explored. Further drilling to prove up known resources are contemplated as well as ways to mine more efficiently in order to mine lower grade ores at a profit. One such method is now under review. The use of a heavy media separator could significantly increases mineable reserves. The heavy media separator is a method whereby low grade material can be upgraded underground for less than $2.50 per ton. Areas left undeveloped in the mine due to the amount of waste rock between narrow mineralized beddings might effectively be produced by using heavy media separator technology.

     The Deer Trail deposit is similar to many deposits in Utah, such as Tintic and Park City, where mine reserves were drilled approximately two years ahead of production due to the nature of the deposits and the costs involved in drilling out entire reserves before mining began. It is planed that reserves in the Deer Trail will be established two to three years ahead of production. Exploration drilling will be conducted in conjunction with mine production. Several prospective targets will be drilled from underground as the workings advance.

     To date only two known mineralized horizons have been exploited. Unico believes the underlying formations contain very favorable horizons for mineralization. But they have yet to be tested. Unico believes the potential is excellent that more mineralization will be discovered.

Item 4.  Security ownership of certain beneficial owners and management.

     The following table describes, as of March 21, 2000, certain information with respect to the beneficial ownership of our common stock by:

       * each person known by us to beneficially own more than 5% of our common stock,

       *    each of our officers or directors, and

       *    all of our officers and directors as a group.


                           Amount and nature       Percentage of
                        of beneficial ownership    common stock
                        -----------------------    --------------

Gilbert A. Windheim            5,166,000               9.2%
Ray C. Brown                   4,000,000               7.2%
Kiyoshi Kasai                    645,000               1.2%
Kenneth R. Brown                     -0-               0.0%
David F. Poisson                 500,000               0.9%
Walter W. Harpst                 500,000               0.9%
C. Wayne Hartle                1,372,000               2.5%

     Each of the officers and directors has sole voting and investment power over the shares listed in the table as being beneficially owned by him except:

      * The amount listed as being beneficially owned by Ray C. Brown excludes an additional 45,000 shares as to which Mr. Brown disclaims ownership.

      * 22,000 of the shares listed as being beneficially owned by Kiyoshi Kasai are owned of record by his wife, Fumiko Kasai

      * 150,000 of the shares listed as being beneficially owned by Kiyoshi Kasai are owned of record by the Kasai Family Trust. Kiyoshi Kasai is the trustee of the Kasai Family Trust, and has sole voting and investment power over the shares held by the Trust. The beneficiaries of the Kasai Family Trust are Kiyoshi Kasai, his wife and their children.

      * All 500,000 shares listed as being beneficially owned by David F. Poisson are owned of record by Aurora Resources and Mining Co., a privately held company owned by Mr. Poisson and his wife. Mr. Poisson is president of Aurora Resources and Mining Co., and he has sole voting and investment power over these shares.

      * Of the shares listed as being beneficially owned by Gilbert A. Windheim, 1,900,000 shares are held of record by Mr. Windheim,

           2,266,000 shares are reportedly held by Mr. Windheim through stock brokerage accounts in his name, and the remaining 1,000,000 shares are subject to an option granted by Unico on August 28, 1997. The option is exercisable by Mr. Windheim in whole or in part at any time prior to August 28, 2002 at the exercise price of $0.10 per share.

There are no warrants or options outstanding which are exercisable by any of our officers and directors.

Item 5.  Directors, executive officers, promoters and control persons.

     The names and ages of all directors and executive officers of Unico and all persons nominated or chosen to become directors and officers appear in the table below:

Name                    Age   Position with Unico
----------------------  ---   ---------------------------------
Ray C. Brown            77    President and chairman of board of
                              directors

Kiyoshi Kasai           81    Vice president and director

Kenneth R. Brown        42    Vice president, chief operating
                              officer and director

David F. Poisson        49    Assistant secretary and director

Walter W. Harpst        82    Treasurer and director

C. Wayne Hartle         62    Secretary and director

     Ray C. Brown has been the president and director of Unico since 1983. He is presently semi-retired. Mr. Brown served as the chairman of the board of directors of Energy and Corrosion Research Corporation from 1979 to 1982. He also served as president and as a director of Ecotech Corporation from 1971 to 1983. Mr. Brown served as president and as a director of Wasatch Mineral and Construction Company from 1963 to 1971. He served as president and as a director of Courtesy Finance Corporation from 1958 to 1963. Prior to 1958, Mr. Brown served in various capacities with other financial institutions. Mr. Brown attended the University of Utah majoring in banking and finance. Ray C. Brown is the father of Kenneth R. Brown.

     Kiyoshi Kasai has served as vice president and as a director of Unico since 1987. Mr. Kasai is presently semi-retired. For over 35 years prior to 1987, Mr. Kasai worked as an engineer for various companies including Hughes Helicopter, Litton Systems, Inc., Hoffman Electronics Corporation, RCA Service Company, Convair Astronautics and other companies. Mr. Kasai attended U.C. Berkeley and the Illinois Institute of Technology.

     Kenneth R. Brown has served as a vice president, chief operating officer and as a director of Unico since November, 1999. Kenneth R. Brown is currently working as a broadcast engineer for E! Entertainment Television, and is responsible for technical management of digital/analog broadcast equipment. He has held this position since December, 1997. From 1994 until December 1997, Mr. Brown worked as a customer services manager for Utah Scientific. He was formally trained in electronic technology at Utah Technical College. He also has an associate degree in computer programing from Chapman University of Edwards, California. Kenneth R. Brown is the son of Ray C. Brown.

     David F. Poisson has been an assistant secretary and director of Unico since November, 1999. He is presently a project manager for Gibson Construction of Nevada, a position which he has held since June, 1998. At Gibson Construction, Mr. Poisson is responsible for the construction progress and profitability of managing multiple projects contracted for that company. From approximately February 1996 until June 1998, Mr. Poisson was a partner and general manager of Aurora Iron Creations Company, an architectural iron work company. From 1992 until late 1995, Mr. Poisson was vice president of North Star Trading Company. He has had previous experience in various construction related companies. He was previously involved with a family owned coal mine in the Anthrasite Region of Pennsylvania. Mr. Poisson is familiar with the initial start up of the Deer Trail Mine.

     Walter W. Harpst has been treasurer of Unico since November 1999. Prior to that he served as an assistant secretary of Unico since 1983. Mr. Harpst has served as a director of Unico from 1983. Mr. Harpst is presently semi-retired. He previously owned and operated a night club and golf course in Palm Springs, California, and worked for over 40 years in the entertainment industry as a musician, master of ceremonies and booking agent.

     C. Wayne Hartle has served as the secretary and as a director of Unico since 1990. Mr. Hartle owns and operates Wayne's Service Center, an automobile repair and service business in Salt Lake City, Utah. Mr. Hartle is the former chief financial officer of Energy and Corrosion Research Company from 1979 to 1981. Mr. Hartle received a degree from Henagers Business College in Salt Lake City, Utah.

Item 6.     Executive compensation.

     The following table describes compensation paid to Ray C. Brown as Unico's chief executive officer as well as annual compensation of $100,000 or more paid to any executive officer or director of Unico for services rendered to Unico for the years ended February 28, 1998 and 1999 and February 29, 2000:

                              Year ended
                              February
Name and principal position   28 or 29     Salary      Bonus
---------------------------   ----------   ------      -----
Ray C. Brown
  President and director         2000       $-0-       $-0-
                                 1999       $-0-       $-0-
                                 1998       $-0-       $-0-

     Ray C. Brown was not paid any cash compensation during the years ended February 28, 1998, 1999 and February 29, 2000. Mr. Brown has received the use of an automobile owned by Unico during the last three fiscal years.

     No officer or director of Unico has received total compensation of $100,000 or more during any of the last three fiscal years of Unico. None of our officers or directors has received any stock awards, options or warrants to purchase any shares of Unico common stock during any of the past three fiscal years.

Stock option plan
------------------

     Unico has not adopted any stock option plan at this time. We reserve the right to adopt a broad stock plan for officers, directors, employees and consultants in the future.

Retirement plan
---------------

     Unico has not adopted any retirement plan at this time. However, we may establish a retirement plan for officers, directors and employees in the future.

Health insurance plan
---------------------

     Unico presently offers no health insurance benefit plans to its officers, directors or employees. We reserve the right to offer health insurance coverage in the future.

Item 7.  Certain relationships and related transactions.

     Since March 1, 1998, Unico has entered into the following significant related party transactions:

     1. Unico has received advances from three related parties; Wayne Hartle, Ray C. Brown and Mr. Brown's mother-in-law, Maxine Worthen. Most of these were entered into prior to March 1, 1998, but are still outstanding. However, the amount owing to Ray C. Brown has been increased and reduced from time to time as additional advances are made or as the balance is paid down. As of February 29, 2000, Unico owed the amounts described below to the following related parties:

       *   $603,322 to Ray C. Brown.

       *   $ 61,245 to Wayne Hartle.

       *   $ 5,000 to Maxine Worthen.

Since February 29, 2000, Ray Brown has made additional advances to Unico which total approximately $67,500. Unico has imputed accrued interest on the advances at 10% per annum. The advances are non-interest bearing and are due upon demand.

     2. Prior to March 1, 1998, Unico advanced $29,100 to Richard Laga who was then a director of Unico. The advance was non-interest bearing. Unico wrote off this related party receivable as of February 29, 2000.

     3. On February 1, 1999, Unico issued 4,000,000 shares to Ray C. Brown in exchange for which Mr. Brown reduced the amount Unico owes him by $400,000.


Item 8.  Description of securities.

Common stock
-------------

     Unico has authorized 100,000,000 shares of common stock, $.10 par value per share, of which approximately 55,266,712 shares of common stock are issued and outstanding as of June 22, 2000. All presently outstanding shares of common stock are validly issued, fully paid and non-assessable. The holders of common stock do not and will not have any preemptive or other subscription rights to subscribe for or purchase any additional securities issued by Unico common stock nor will they have any redemption or conversion rights. Holders of our common stock are entitled to one vote per share for each share of Unico common stock owned of record by them. Unico does not have cumulative voting rights.

     The holders of Unico common stock are entitled to receive dividends, when, as and if declared by the board of directors out of funds legally available for payment of dividends. It is highly unlikely that dividends will be paid by Unico in the foreseeable future on its common stock.

      The holders of Unico common stock are entitled to receive on liquidation of Unico, a pro rata distribution of the assets of Unico, subject to rights of creditors and holders of any preferred stock then outstanding. At this time there is no preferred stock authorized, issued or outstanding.

Shares eligible for future sale
--------------------------------

     Unico has approximately 55,266,712 shares of common stock outstanding as of June 22, 2000. Even though stock certificates representing approximately 29,045,294 of these shares bear a restricted legend, Unico estimates that all of its outstanding shares of common stock, except approximately 3,635,000 shares, are available for resale under rule 144. In general, under rule 144 a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding shares of that class of securities or the average weekly trading volume in such shares during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quality or other limitation by a person who is not an affiliate of Unico and who has satisfied a two year holding period. Any sales of a substantial amount of Unico common stock in the open market, under rule 144 or otherwise, could have a significant adverse effect on the market price of Unico's common.

      -----------------------------------------------------------------
                                   PART II
       -----------------------------------------------------------------

Item 1. Market price of and dividends on Unico's common equity and other shareholder matters.

Market information
--------------------

       Our common stock is traded in the over-the-counter market and quoted on the NASD's OTC bulletin board under the ticker symbol "UNCN". The shares are thinly traded and a limited market presently exists for the shares. The following table describes, for the respective periods indicated, the prices of Unico common stock in the over-the-counter market, based on inter-dealer bid prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The quotations have been provided by market makers in common stock and/or the National Quotation Bureau.

Quarter ended                 High bid          Low bid
-------------------------   --------------   ---------------
May 31, 1998                   $.04              $.03
August 31, 1998                $.04              $.02
November 30, 1998              $.03              $.02
February 28, 1999              $.03              $.025
May 31, 1999                   $.045             $.0275
August 31, 1999                $.04              $.03
November 30, 1999              $.07              $.03
February 29, 2000              $.20              $.04

Number of Stockholders
----------------------

     As of June 22, 2000 there were approximately 497 stockholders of record. Because many of the shares are held in broker or street name, Unico believes that it has significantly more than 497 beneficial stockholders.

Dividend information
--------------------

      We have not paid any dividends during the last two fiscal years or since then. We currently intend to retain any earnings to finance the development and expansion of our operations and do not anticipate paying cash dividends or making any other distributions on our shares of common stock in the foreseeable future. Our future dividend policy will be determined by our board of directors on the basis of various factors, including our results of operations, financial condition, business opportunities and capital requirements.

     Under Arizona state corporate law, no dividends may be paid if, after giving effect to the dividends, either: (a) Unico would not be able to pay its debts as they become due in the usual course of business; or (b) Unico's total assets would be less than the sum of its total liabilities plus, unless Unico's articles of incorporation provide otherwise, the amount that would be needed, if Unico were to be dissolved at the time of the distribution, to satisfy the preferential rights on dissolution of shareholders whose preferential rights are superior to those receiving the dividend.

Item 2.  Legal proceedings.

     Except as described below:

      *     Unico is not a party to any material pending legal proceedings;

      * Unico's property is not subject to any material pending legal proceedings; and

      * to the best of Unico's knowledge, no governmental authority or other party has threatened or is contemplating the filing of any material legal proceedings against Unico.

     1. On August 8, 1996, The Allen Ball and Connie Ball Living Trust filed a lawsuit against Unico in the Third Judicial District Court in and for Salt Lake County, State of Utah (Case No. 960905503) in which the trust sought to collect approximately $286,000 plus accrued interest on a promissory note from Unico. In September 1996 Unico filed its answer to the complaint alleging that the promissory note had been paid in full through the issuance of 151,512 shares of Unico common stock. Unico denies any liability. This case has been inactive for approximately three years.

     2. On February 9, 2000, a case was filed against Unico by Bill L. Means, Sherman Milliner and Mary C. Milliner. The case was filed in Superior Court, Maricopa County, State of Arizona (Case No. CV2000-002588). The plaintiffs sought $150,000 plus interest as the result of an alleged breach of contract by Unico. The case was recently settled with Unico agreeing to pay $141,500 to the plaintiffs over a period of approximately 6 years. If Unico defaults on its settlement payment obligations, a judgment will be entered against Unico for the full $150,000 plus prejudgment interest from May 22, 1995 at 6% per annum, and post judgment interest at 10% per annum. Unico is to provide 1,000,000 shares of its common stock as security for the judgment.

     3. In April, 2000, Melvin J. Sullivan filed a lawsuit against Unico in the U.S. District Court, District of Utah, Central Division (Case No. 2:00CV-0290) in which plaintiff alleges that he was injured while operating a mucker on Unico's property. The plaintiff alleges general damages of at least $100,000 and unspecified damages. Unico denies any liability, intends to defend the case vigorously, and Unico has filed a counterclaim against Mr. Sullivan seeking reimbursement for the repair costs incurred in repairing the mucker.

Item 3.  Changes in and disagreements with accountants.

     During our two most recent fiscal years ended February 29, 2000, or any later interim period, Unico has not had a principal independent accountant or an independent accountant on whom the principal independent accountant expressed reliance in its report, resign, decline to stand for re-election, or be dismissed.

Item 4.  Recent sales of unregistered securities.

     During the past three fiscal years ended February 29, 2000, and since February 29, 2000, Unico made the following sales of securities which were not registered under the Securities Act of 1933:

Date        Recipient               No. of Shares    Consideration  Valuation
-----       ----------              -------------    -------------- ----------
04/09/97                                 150,000     Debt           $  15,000
04/09/97                                 600,000     Services          60,000
05/09/97    Dan Suggs                     30,000     Equipment          3,000
05/09/97    Joseph F. Gabriel             40,000     Cash               4,000
05/09/97    Joseph F. Gabriel            310,000     Services          31,000
08/28/97    Gilbert Windheim             900,000     Cash              90,000
08/28/97    Gilbert Windheim             100,000     Debt              10,000
08/28/97    Joseph F. Gabriel            150,000     Debt              15,000
11/03/97    Rell Frederick                30,000     Equipment          3,000
11/03/97    Joseph F. Gabriel            800,000     Cash              80,000
12/22/97    Dan Shuput                   250,000     Services          25,000
12/22/97    Joseph F. Gabriel            250,000     Services          25,000
12/22/97    Curtis Coe                   350,000     Services          60,000
04/06/98    Donald Patton                600,000     Debt              60,000
04/06/98    Eileen Suggs                 400,000     Debt              40,000
02/01/99    Ray Brown                  4,000,000     Debt             400,000
02/01/99    Aurora Resources             500,000     26% interest-     50,000
            & Mining Co.                             Deer Trail Mine
                                                     Development
                                                     Agreement
02/01/99    Eben Loewenthal              250,000     Services          25,000
03/ /99                                   39,000     Services           3,900
06/18/99    Richard & Leslie Kennedy      60,000     Services           6,000
06/18/99    Guy Price                     60,000     Services           6,000
06/18/99    Rell Frederick                60,000     Services           6,000
06/18/99    Gilbert Windheim             400,000     Cash              40,000
10/22/99    Gilbert Windheim             500,000     Cash              50,000
02/14/00    David J. Capraro           1,550,000     Cash             155,000
04/26/00    Xion, Inc.                 2,000,000     Cash             200,000
05/02/00    B & H Industries           2,000,000     Cash             200,000
05/26/00    David J. Capraro             500,000     Cash              50,000
05/26/00    Eben Loewenthal              500,000     Services          50,000

      * In addition to the share issuances described above, Unico also issued warrants or options to:

          - Gilbert A. Windheim - option to purchase up to 1,000,000 shares at $0.10 per share on or before 08/28/02

          - David J. Capraro - option to purchase up to 1,550,000 shares at $0.10 per share on or before 02/14/02. Mr. Capraro exercised a portion of this option by purchasing 500,000 shares at $0.10 per share on or about 05/26/00.

          - Unico is presently owed approximately $300,000 for the issuances of shares to Xion, Inc. and/or B & H Industries in April and May, 2000.

All of the shares described above in the table were sold directly by Unico, and no underwriters were involved in the transactions. Unico relied on section 4(2) of the Securities Act of 1933 in making each sale of securities. No advertising or general solicitation was employed in offering the shares. Each purchaser received disclosure information concerning Unico. Each purchaser also had the opportunity to investigate Unico and ask questions of its president and board of directors. The securities were offered for investment purposes only and not for the purpose of resale or distribution, and, in each instance, the transfer of the shares was appropriately restricted by Unico.

Item 5.  Indemnification of directors and officers.

     The only statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of Unico is insured or indemnified in any manner against any liability which he may incur in that capacity, are as follows:

     A. Section 10-202 B. and sections 10-850 through 10-858 of the Arizona Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of Unico, and provide as follows:

Section 10-202. Articles of incorporation and certificate of disclosure; violation; classification.

B.  The articles of incorporation may set forth:

     1. A provision eliminating or limiting the liability of a director to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except liability for any of the following:

          (a) The amount of a financial benefit received by a director to which the director is not entitled.

          (b) An intentional infliction of harm on the corporation or the shareholders.

          (c)  A violation of Section 10-833.

          (d)  An intentional violation of criminal law.

     2. A provision permitting or making obligatory indemnification of a director for liability, as defined in Section 10-850, to any person for any action taken, or any failure to take any action, as a director, except liability for any of the exceptions described in paragraph 1, subdivisions
(a), (b), (c) and (d) of this subsection.

     3.  Any other provision, not inconsistent with law.

Section 10-850. Definitions

     In this article, unless the context otherwise requires:

     1. "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased on consummation of the transaction.

     2. "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity. A director is considered to be serving an employee benefit plan at the corporation's request if the director's duties to the corporation also impose duties on or otherwise involve services by the director to the plan or to participants in or beneficiaries of the plan. Director includes the estate or personal representative of a director.

     3. "Expenses" includes attorney fees and all other costs reasonably related to a proceeding.

     4. "Liability" means the obligation to pay a judgment, settlement, penalty or fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding and includes obligations and expenses that have not yet been paid by the indemnified person but that they have been or may be incurred.

     5. "Officer" means an individual who is or was an officer of a corporation or an individual who, while an officer of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity. An officer is considered to be serving an employee benefit plan at the corporation's request if the officer's duties to the corporation also impose duties on or otherwise involve services by the officer to the plan or to participants in or beneficiaries of the plan. Officer includes the estate or personal representative of an officer.

     6. "Official capacity" means, if used with respect to a director, the office of director in a corporation and, if used, with respect to an officer as contemplated in Section 10-856, the office in a corporation held by the officer. Official capacity does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, employee benefit plan or other entity.

     7. "Outside director" means a director who, when serving as a director, was not an officer, employee or holder of more than five percent of the outstanding shares of any class of stock of the corporation or of any affiliate of the corporation.

     8. "Party" includes an individual who was, is or is threatened to be made a named defendant or respondent in a proceeding.

     9. "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

Section 10-851. Authority to indemnify

A. Except as provided in subsection D of this section and in Section 10-854, a corporation may indemnify an individual made a party to a proceeding because either:

     1. The individual is or was a director against liability incurred in the proceeding if all of the following conditions exist:

          (a) The individual's conduct was in good faith.

          (b) The individual reasonably believed:

               (i) In the case of conduct in an official capacity with the corporation, that the conduct was in its best interests.

               (ii) In all other cases, that the conduct was at least not opposed to its best interests.

          (c) In the case of any criminal proceedings, the individual had no reasonable cause to believe the conduct was unlawful.

     2. The director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation pursuant to Section 10-202, subsection b, paragraph 2.

B. A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection A, paragraph 2, subdivision (a) of this section.

C. The termination of a proceeding by judgment, order, settlement or conviction or on a plea of no contest or its equivalent is not of itself determinative that the director did not meet the standard of conduct described in this section.

D.  A corporation may not indemnify a director under this section either:

     1. In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation.

     2. In connection with any other proceeding charging improper financial benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that financial benefit was improperly received by the director.

E. Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 10-852. Mandatory indemnification

     A. Unless limited by its articles of incorporation, a corporation shall indemnify a director who was the prevailing party, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

     B. Unless limited by its articles of incorporation, Section 10-851, subsection D or subsection C of this section, a corporation shall indemnify an outside director against liability. Unless limited by its articles of incorporation or subsection C of this section, a corporation shall pay an outside director's expenses in advance of a final disposition of a proceeding, if the director furnishes the corporation with a written affirmation of the director's good faith belief that the director has met the standard of conduct described in Section 10-851, subsection A and the director furnishes the corporation with a written undertaking executed personally, or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct. The undertaking required by this subsection is an unlimited general obligation of the director but need not be secured and shall be accepted without reference to the director's financial ability to make repayment.

     C. A corporation shall not provide the indemnification or advancement of expenses described in subsection B of this section if a court of competent jurisdiction has determined before payment that the outside director failed to meet the standards described in Section 10-851, subsection A, and a court of competent jurisdiction does not otherwise authorize payment under Section 10-854. A corporation shall not delay payment of indemnification or expenses under subsection B of this section for more than sixty days after a request is made unless ordered to do so by a court of competent jurisdiction.

Section 10-853. Advance for expenses

A. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if both of the following conditions exist:

     1. The director furnishes the corporation with a written affirmation of the director's good faith belief that the director has met the standard of conduct described in Section 10-851 or that the proceeding involves conduct for which liability has been eliminated under a provision of the articles of incorporation pursuant to Section 10-202, subsection B, paragraph 1.

     2. The director furnishes the corporation with a written undertaking, executed personally or on the director's behalf, to repay the advance if the director is not entitled to mandatory indemnification under Section 10-852 and it is ultimately determined under
Section 10-854 or 10-855 that the director did not meet the standard of conduct.

B. The undertaking required in subsection A, paragraph 2 of this section is an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

C. Authorizations of payments under this section shall be made in a manner consistent with Section 10-830 or 10-842.

D. This section does not apply to advancement of expenses to or for the benefit of an outside director. Advances to outside directors shall be made pursuant to Section 10-852.

Section 10-854. Court order indemnification.

     Unless a corporation's articles of incorporation provide otherwise, a director of the corporation who is a party to a proceeding may apply for indemnification or an advance for expenses to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification or advance for expenses if it determines either:

     1. The director is entitled to mandatory indemnification under Section 10-852, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court order indemnification.

     2. The director is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the director met the standard of conduct set forth in Section 10-851 or was adjudged liable as described in Section 10-851, subsection D, but if the director was adjudged liable under Section 10-851, subsection D, indemnification is limited to reasonable expenses incurred.

Section 10-855. Determination and authorization of indemnification

A. A corporation may not indemnify a director under Section 10-851 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in Section 10-851.

B.  The determination shall be made either:

     1. By the board of directors by a majority vote of the directors not at the time parties to the proceeding.

     2.  By special legal counsel:

          (a) Selected by majority vote of the disinterested directors.

          (b) if there are no disinterested directors, selected by majority vote of the board.

     3. By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding shall not be voted on the determination.

C. Neither special legal counsel nor any shareholder has any liability whatsoever for a determination made pursuant to this section. In voting pursuant to subsection B of this section, directors shall discharge their duty in accordance with Section 10-830.

D. Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection B, paragraph 2 of this section to select counsel.

Section 10-856. Indemnification of officers

A. A corporation may indemnify and advance expenses under this article to an officer of the corporation who is a party to a proceeding because the individual is or was an officer of the corporation as follows:

     1.  To the same extent as a director.

     2. If the individual is an officer but not a director, to the further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract except for:

          (a) Liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding.

          (b) Liability arising out of conduct that constitutes:

               (i) Receipt by the officer of a financial benefit to which the officer is not entitled.

               (ii) An intentional infliction of harm on the corporation or the shareholders.

               (iii) An intentional violation of criminal law.

B. Subsection A, paragraph 2 of this section applies to an officer who is also a director if the basis on which the officer is made a party to the proceeding is an act or omission solely as an officer.

C. An officer of a corporation who is not a director is entitled to mandatory indemnification under Section 10-852, subsection A and may apply to a court under Section 10-854 for indemnification or an advance for expenses, in each case to the same extent to which a director is entitled to indemnification or advance for expenses under those sections.

Section 10.857.  Insurance

     A corporation may purchase and maintain insurance, including retrospectively rated and self-insured programs, on behalf of an individual who is or was a director or officer of the corporation or who, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other entity, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director or officer, whether or not the corporation would have power to indemnify or advance expenses to the individual against the same liability under this article.

Section 10-858. Application of article

A. A provision that treats a corporation's indemnification of or advance for expenses to directors and that is contained in its articles of incorporation, its bylaws, a resolution of its shareholders or board of directors or a contract or otherwise is valid only if and to the extent the provision is consistent with this article. If articles of incorporation limit indemnification or advances for expanses, indemnification and advances for expenses are valid only to the extent consistent with the articles.

B. This articles does not limited a corporation's power to pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at the time when the director has not been made a named defendant or respondent to the proceeding.

C. This article does not limit a corporation's power to indemnify, advance expenses or maintain insurance on behalf of an employee or agent.

     B. Article IX of Unico's articles of incorporation provides for indemnification of the officers, directors and stockholders of Unico. It provides as follows:

                                  ARTICLE IX

                        EXEMPTION OF PRIVATE PROPERTY
                       AND INDEMNIFICATION OF DIRECTORS

     The private property of the incorporators, stockholders, directors and officers of the corporation shall be forever exempt from its debts and obligations; and no share of stock of any class shall ever be subject to assessment or levy of any kind or character. The corporation shall indemnify its officers, directors and stockholders from all liability of any type or sort whatever, as may exist as a direct or indirect result of their status or actions as such officer, director or stockholder, except as may arise due to the gross negligence or willfull misconduct of any such person.

     C. Unico has no provision in its by-laws which gives indemnification rights to its officers, directors or controlling persons to protect against liabilities that may arise against them in those capacities.

     D. Unico has no directors and officers insurance or any other type of insurance that insures its officers, directors or controlling persons against liabilities that may arise against them in those capacities.

      -----------------------------------------------------------------
                       PART F/S - Financial statements
       -----------------------------------------------------------------



                          UNICO, INC. AND SUBSIDIARY

                      CONSOLIDATED FINANCIAL STATEMENTS

                              February 29, 2000

                               C O N T E N T S


Independent Auditors' Report..............................................3

Consolidated Balance Sheet................................................4

Consolidated Statements of Operations.....................................6

Consolidated Statements of Stockholders' Equity (Deficit).................7

Consolidated Statements of Cash Flows.....................................8

Notes to the Consolidated Financial Statements............................9

                           HJ & ASSOCIATES, L.L.C.
                 Certified Public Accountants and Consultants
                       50 South Main Street, Suite 1450
                          Salt Lake City, Utah 84144
                           Telephone (801) 328-4408
                           Facsimile (801) 328-4461



                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Unico, Inc. and Subsidiary
Magalia, California

We have audited the accompanying consolidated balance sheet of Unico, Inc. and Subsidiary as of February 29, 2000 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended February 29, 2000 and February 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of Unico, Inc. and Subsidiary as of February 29, 2000 and the results of their operations and their cash flows for the years ended February 29, 2000 and February 28, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the consolidated financial statements, the Company's recurring losses from operations and net accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ HJ & Associates,LLC

HJ & Associates, LLC
Salt Lake City, Utah
May 31, 2000

                          UNICO, INC. AND SUBSIDIARY
                          Consolidated Balance Sheet


                                    ASSETS

                                                            February 29,
                                                               2000
                                                           --------------
CURRENT ASSETS

 Cash and cash equivalents                                 $     212,786
 Taxes receivable                                                    433
 Prepaid expenses                                                  9,719
                                                           --------------

   Total Current Assets                                          222,938
                                                           --------------
PROPERTY AND EQUIPMENT

 Property and equipment, net (Note 4)                            178,029
                                                           --------------

   Total Property and Equipment                                  178,029
                                                           --------------
OTHER ASSETS

 Operating agreement (Note 11)                                         -
 Refundable deposit                                                  500
                                                           --------------

    Total Other Assets                                               500
                                                           --------------

  TOTAL ASSETS                                             $     401,467
                                                           ==============

            The accompanying notes are an integral part of these
                      consolidated financial statements.

                          UNICO, INC. AND SUBSIDIARY
                    Consolidated Balance Sheet (Continued)


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                             February 29,
                                                                2000
                                                           --------------
CURRENT LIABILITIES

 Accounts payable                                          $      32,915
 Accrued expenses                                                  1,410
 Advances from related parties (Note 8)                          688,199
 Notes payable (Notes 5 and 11)                                  286,000
 Accrued interest payable                                        530,456
                                                           --------------

   Total Current Liabilities                                   1,538,980
                                                           --------------

COMMITMENTS AND CONTINGENCIES (Note 11)                          556,797
                                                           --------------

STOCKHOLDERS' EQUITY (DEFICIT)

 Common stock, 100,000,000 shares authorized at $0.10
  par value; 50,266,712 shares issued and outstanding          5,026,671
 Additional paid-in capital                                      325,052
 Stock subscription receivable                                  (100,000)
 Accumulated deficit                                          (6,946,033)
                                                           --------------

   Total Stockholders' Equity (Deficit)                       (1,694,310)
                                                           --------------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)    $     401,467
                                                           ==============

            The accompanying notes are an integral part of these
                      consolidated financial statements.

                          UNICO, INC. AND SUBSIDIARY
                    Consolidated Statements of Operations


                                                    For the Years Ended
                                                ----------------------------
                                                February 29,    February 28,
                                                   2000             1999
                                                -------------  -------------
REVENUES

 Sales                                          $          -   $          -
                                                -------------  -------------
   Total Revenues                                          -              -
                                                -------------  -------------
EXPENSES

 General and administrative                          310,836        245,693
 Depreciation and amortization                        29,213         28,238
                                                -------------  -------------

   Total Expenses                                    340,049        273,931
                                                -------------  -------------

   Loss from Operations                             (340,049)      (273,931)
                                                -------------  -------------
OTHER INCOME (EXPENSES)

 Investment income                                     2,123            817
 Interest expense                                   (154,674)      (145,257)
 Decline in value of assets                                -       (109,310)
 Loss on disposition of asset                           (667)             -
                                                -------------  -------------

   Total Other Income (Expenses)                    (153,218)      (253,750)
                                                -------------  -------------

NET LOSS                                        $   (493,267)  $   (527,681)
                                                =============  =============

BASIC LOSS PER SHARE                            $      (0.01)  $      (0.01)
                                                =============  =============

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                          UNICO, INC. AND SUBSIDIARY
          Consolidated Statements of Stockholders' Equity (Deficit)


                                  Common Stock          Additional     Stock
                             -------------------------   Paid-in    Subscription  Accumulated
                                Shares      Amount       Capital     Receivable     Deficit
                             ------------ ------------ ------------ ------------ ------------
Balance, February 28, 1998    41,847,712    4,184,771      170,052     (100,000)  (5,925,085)

Common stock issued for
 payment of debt at $0.10
 per share                     5,000,000      500,000            -            -            -

Common stock issued for
 investment in mining
 properties at $0.10 per
 share                           500,000       50,000            -            -            -

Common stock issued for
 services rendered at $0.10
 per share                       250,000       25,000            -            -            -

Net loss for the year ended
 February 28, 1999                     -            -            -            -     (527,681)
                             ------------ ------------ ------------ ------------ ------------

Balance, February 28, 1999    47,597,712    4,759,771      170,052     (100,000)  (6,452,766)

Common stock issued
 for services rendered at
 $0.10 per share                  39,000        3,900            -            -            -

Common stock issued for cash
 and services at $0.10 per
 share                           580,000       58,000            -            -            -

Common stock issued for
 cash at $0.10 per share         500,000       50,000            -            -            -

Common stock issued for
 cash at $0.10 per share       1,550,000      155,000            -            -            -

Warrants issued below market
 price (Note 12)                       -            -      155,000            -            -

Net loss for the year ended
 February 29, 2000                     -            -            -            -     (493,267)
                             ------------ ------------ ------------ ------------ ------------

Balance, February 29, 2000    50,266,712  $ 5,026,671  $   325,052  $  (100,000) $(6,946,033)
                             ============ ============ ============ ============ ============


            The accompanying notes are an integral part of these
                     consolidated financial statements.

                                      7

                         UNICO, INC. AND SUBSIDIARY
                Consolidated Statements of Cash Flows

                                                  For the Years Ended
                                                 ----------------------------
                                                  February 29,    February 28,
                                                     2000            1999
                                                 -------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                                        $    (493,267)  $   (527,681)
 Adjustments to reconcile net loss to net cash
  used) by operating activities:
   Stock issued for services                            21,900         25,000
   Warrants issued below market value                  155,000              -
   Decline in value of assets                                -        109,310
   Depreciation                                         29,213         28,238
   Loss on disposition of asset                            667              -
 Changes in operating assets and liabilities:
   Decrease in accounts receivable and
    related receivables                                 29,100            219
   (Increase) in prepaid expenses                       (9,719)             -
   Increase in accounts payable and other
    liabilities                                        134,500        209,979
                                                 -------------- --------------

      Net Cash (Used) by Operating Activities         (132,606)      (154,935)
                                                 -------------- --------------
CASH FLOWS FROM INVESTING ACTIVITIES

 Cash reserved for mining rights                             -         94,690
 Purchase of fixed assets                               (6,500)        (4,000)
                                                 -------------- --------------
      Net Cash Provided (Used) by
       Investing Activities                             (6,500)        90,690
                                                 -------------- --------------
CASH FLOWS FROM FINANCING ACTIVITIES

 Increase in advances from related parties              25,250         83,744
 Issuance of stock for cash                            245,000              -
                                                 -------------- --------------

      Net Cash Provided by Financing Activities        270,250         83,744
                                                 -------------- --------------

NET INCREASE IN CASH                                   131,144         19,499

CASH AT BEGINNING OF YEAR                               81,642         62,143
                                                 -------------- --------------

CASH AT END OF YEAR                              $     212,786  $      81,642
                                                 ============== ==============
CASH PAID DURING THE YEAR FOR:

 Interest                                        $       2,132  $           -
 Income taxes                                    $           -  $           -

NON-CASH FINANCING ACTIVITIES:

 Issuance of stock for services                  $      21,900  $      25,000
 Issuance of stock for mining properties         $           -  $      50,000
 Issuance of stock for debt                      $           -  $     500,000


        The accompanying notes are an integral part of these consolidated financial statements.

                      UNICO, INC. AND SUBSIDIARY
            Notes to the Consolidated Financial statements
                          February 29, 2000

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

     Unico, Inc. (the Company) was organized under the laws of the State of Arizona on May 27, 1966 under the name of I.I. Incorporated. The name was later changed to Industries International, Incorporated, then Red Rock Mining Co., Inc. and finally Unico, Inc. The Company was incorporated for the purpose of exploring and, if warranted, developing unpatented lode mining claims. The Company is presently maintaining and drilling the claims through sampling, tunnel cleaning, timbering, drill site preparation and other evaluation activities while seeking financing for further exploration and development. To date, there has been no material production from the claims and there are no known, proven or probable reserves.

     HydroClear, Ltd., the Company's wholly-owned subsidiary, was organized for the purpose of marketing water purification units used for purifying swimming pool or cooling tower water by eliminating bacteria and algae without the use of chlorine or bromine. HydroClear, Ltd. is currently inactive.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a February 28, or 29, year end.

     b.  Basic Loss Per Share

     The following is an illustration of the reconciliation of the numerators and denominators of the basic loss per share calculation:

                                                         For the
                                                       Years Ended
                                                --------------------------
                                                February 29,  February 28,
                                                    2000          1999
                                                ------------  ------------
      Net loss (numerator)                      $  (493,267)  $  (527,681)

      Weighted average shares outstanding
       (denominator)                             48,438,117    43,160,212
                                                ------------  ------------
      Basic loss per share                      $     (0.01)  $     (0.01)
                                                ============  ============

     Dilutive loss per share is not presented due to potentially dilutive items being antidilutive in nature.

                      UNICO, INC. AND SUBSIDIARY
           Notes to the Consolidated Financial Statements
                          February 29, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     c.  Provision for Taxes

     At February 29, 2000, the Company had net operating loss carryforwards of approximately $2,670,000 that may be offset against future taxable income through 2020. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

     d.  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     e.  Principles of Consolidation

     The consolidated financial statements include those of Unico, Inc. (the Company) and its wholly-owned subsidiary, HydroClear, Ltd.

     f.  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      g.  Recoverability of Asset Costs

      The Company assesses on an annual basis the recoverability of its investment in mining rights. Any decline in value is recorded when recognized. Any sale of assets is charged to asset costs until the cost has been recovered in full.

NOTE 3 -  MINING CLAIMS AND LEASES

      The Company received four Quit Claim Deeds, all dated August 5, 1986, from an unrelated corporation for thirty-two (32) unpatented mining claims located in Piute County, Utah. The mine was obtained in exchange for the issuance of two million seven hundred thousand (2,700,000) shares of Company's common stock. No cost basis has been ascribed to the mine.

                      UNICO, INC. AND SUBSIDIARY
            Notes to the Consolidated Financial Statements
                          February 29, 2000


NOTE 3 - MINING CLAIMS AND LEASES (Continued)

      On March 30, 1992, the Company entered into a ten-year Mining Lease-Option to Purchase, to be effective June 1, 1992, of twenty-eight (28) patented claims comprising 505.3 acres, five (5) patented mill sites with 30 acres and one hundred seventy one (171) unpatented claims encompassing 2,720 acres located near Marysvale, Utah (the Deer Trail Mine). Required lease royalty-rentals are five percent (5%) of gross receipts from mineral sales less certain specified operating costs but not less than, initially, four thousand dollars ($4,000) per month. The minimum monthly royalty increased by two thousand dollars ($2,000) in July 1994 and 1997, and will increase again in July 2000. The option purchase price is two million dollars ($2,000,000) until May 31, 1999, and four million dollars ($4,000,000) until May 31, 2002, the end of the lease-purchase agreement.

NOTE 4 - FIXED ASSETS

     Fixed assets are recorded at cost, major additions and improvements are capitalized and minor repairs are expensed when incurred.

     Depreciation of property and equipment is determined using the straight-line method over the expected useful lives of the assets as follows:

            Description        Useful Lives
            -------------      ------------

            Automobiles           4 years
            Lab equipment        10 years
            Mining equipment     12 years

     Fixed assets consist of the following:

                                                    February 29,
                                                       2000
                                                    -------------
            Automobiles                             $     26,631
            Mining equipment                             319,600
            Lab equipment                                    800
                                                    -------------
              Total fixed assets                         347,031
                                                    -------------
            Less accumulated depreciation                  (169,002)
                                                    -------------
            Net Fixed Assets                        $    178,029
                                                    =============

     Depreciation expense for the fiscal year ended February 29, 2000 amounted to $29,213. Depreciation expense for the fiscal year ended February 28, 1999 amounted to $28,238.

                      UNICO, INC. AND SUBSIDIARY
            Notes to the Consolidated Financial Statements
                          February 29, 2000


NOTE 5 -  NOTES PAYABLE

     Joint Venture
     -------------

     The Company entered into a joint venture agreement with a limited partnership to finance, own and operate a mining operation and processing facility to be built near Marysvale, Utah. The claims described in Note 3, above, were the properties to be exploited. In exchange for a $25,000 capital contribution and the claims mentioned, the Company received a twenty-five percent (25%) interest in the ownership, profits, gains, losses, deductions and credits derived from the Joint Venture.

     However, in response to litigation initiated by the Company, a proposed settlement terminating the Joint Venture was signed on June 30, 1994. Provisions included the return of all mine interests, all improvements thereto, the benefit of all payments, engineering, etc. and a fluorite contract to the Company. The Company is obligated to pay $250,000 plus $36,000 plus interest at an annual rate of nine percent (9%) in thirty-six
(36) equal payments beginning in October 1994. The $250,000 could potentially be convertible to the Company's stock. Additionally, the Company will be obligated to pay approximately $580,000 from one-fourth of the net profit from future mine operations. The note is currently in default, making the entire balance due as of the balance sheet date. The balance due at February 29, 2000 was $286,000.


NOTE 6 -  INVESTMENT IN MINES

     In May of 1995, the Company entered into an agreement to purchase 52 mining claims, 9 mill sites, water rights ad mill equipment near Searchlight, Nevada from E.R.I. Gold and Silver, Corp. (ERI) for $280,000. According to the terms of the agreement, the Company issued two million of its restricted investment, publicly traded shares as payment in full to seller. The company was then committed to re-purchase the shares within nine months of the date of closing at a price of $0.14 per share. The nine month period was extended to June 1, 1996. The Company decided not to purchase the shares, and according to the agreement, ERI kept all shares issued to it. The investment was written down to its estimated net realizable value of $-0- at February 28, 1998.

NOTE 7 - ADVANCES FROM RELATED PARTIES

     The advances from related parties amounted to $688,199, are due on demand, and accrue interest at 10% per annum. Interest expense amounted to $72,595 and $87,107 at February 29, 2000 and February 28, 1999, respectively.

NOTE 8 - GOING CONCERN

     The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through February 29, 2000. It has not established revenues sufficient to cover its operating costs and to allow it to continue as a going concern. During the next twelve months, the Company's plan of operation consists of the following:

                      UNICO, INC. AND SUBSIDIARY
            Notes to the Consolidated Financial Statements
                          February 29, 2000


NOTE 8 -  GOING CONCERN (Continued)

        *   Acquire a ball mill at a cost of approximately $30,000;
        * Pay an additional $55,000 for a heavy media separator and a grinding circuit recently purchased by the Company;
        *   Hire additional employees needed to commence mining operations;
        *   Commence mining operations in approximately June or July 2000; and
        *   Raise up to $1,000,000 in additional funds.

     The Company raised $155,000 in February 2000 from the sale of 1,550,000 shares of common stock. Much of these funds have been spent acquiring equipment necessary for mining operations. The Company's current cash will sustain operations for approximately 2 to 3 additional months if the newly purchased equipment and the additional equipment the Company expects to purchase in the next 2 to 3 months is paid for with cash. In the event income from mining operations is delayed or is insufficient to cover operating expenses, the Company will need to seek additional funds from equity or debt financing, for which the Company has no current commitments. In the interim, management is committed to meeting the minimum operating needs of the Company.

NOTE 9 -  DECLINE IN VALUE OF ASSETS

     The Company issued 4,000,000 restricted common shares at $0.10 per share for mining assets and an operating agreement for the Gold Button Mine located in Wagoner, Arizona. The Company is not presently operating the mine due to an order from the U.S. Forest Service regarding fire danger.

     Due to the inability of the mine to produce revenues and the lack of substantive evidence as to its net realizable value, the book value of the operating agreement has been reduced to zero.

NOTE 10 -  COMMITMENTS AND CONTINGENCIES

     Litigation
     ----------

     On August 8, 1996, the Allen Ball and Connie Ball Living Trust filed suit against the Company. The suit is for the $286,000 and accrued interest as summarized in Note 5. The Company has engaged counsel to defend itself in the action.

     In an action filed by the Mine Safety and Health Administration (MSHA) the Company was assessed certain penalties as a result of citations issued by MSHA. During January 2000, the Company settled with MSHA and is required to pay penalties totaling $22,000. The penalties are to be paid in eight installments of $2,750 beginning May 1, 2000 and continuing every six months until paid. The Company has accrued $22,000 as a contingent liability at February 29, 2000.

     On February 9, 2000, a case was filed in Superior Court, Maricopa County, Arizona against the Company. The Plaintiffs are seeking $150,000 plus interest as a result of an alleged breach of contract by the Company. During April 2000, the Company began settlement agreements with the plaintiffs for $141,500 which has been accrued as part of gold contracts payable and is payable as follows:

                      UNICO, INC. AND SUBSIDIARY
            Notes to the Consolidated Financial Statements
                          February 29, 2000

NOTE 10 -  COMMITMENTS AND CONTINGENCIES (Continued)

      1. $12,000, comprised of $10,000 of principal plus $2,000 for attorney fees to be paid upon execution of the release and discharge agreement.
      2. $12,000, comprised of $10,000 of principal plus $2,000 for attorney fees to be paid on December 30, 2000.
      3.  $10,000 to be paid on June 30, 2001; and
      4. $2,000 per month beginning July 31, 2001 until the total principal amount of $137,500 has been paid.

     The agreement also calls for security of judgment in the amount of $150,000 plus 6% interest per year dating back to May 22, 1995. The judgment will accrue interest at the statutory rate of 10% per year until paid in full. Plaintiffs agree that they shall not record the judgment or attempt to execute on it so long as the Company makes payment pursuant to the schedule set forth above.

     As further security, the amount owed under the judgment will be secured by a stock pledge in the amount of 1,000,000 shares of the Company stock. An escrow account will be established by the Company to hold the 1,000,000 shares.

     Operating/Management Agreement
     ------------------------------

     The Company had contracted with SLC Environmental, LLC (SLC) to manage and operate all of its mines, mining property and mining claims. In return for SLC's services, the Company was to pay all costs incurred by SLC in operating and managing the mines. Additionally, the Company was to pay SLC 15% of the net profit, after taxes, from the operation and management of all projects managed or operated by SLC. The Company terminated the services of SLC during August 1996. SLC has claimed the Company owes it $318,870 as a result of this agreement. The Company does not agree and plans to respond vigorously to any legal proceedings, but has accrued this amount as a contingent liability at February 29, 2000.

    Commitments
    -----------

    On October 5, 1998, the company entered into a development agreement with Guilderbrook, Inc. (NY Closely Held Corp.) whereby Guilderbrook, Inc. will jointly provide necessary financial and management resources to retain the Deer Trail Mine lease discussed in Note 3 and to provide necessary equipment to put the mine into productive operation. For this, Guilderbrook, Inc. will receive 25% of the net profits from the mine operations subsequent ore sales.

     During December 1999, the Company entered into an engagement agreement with Pellett Investments (Pellett) whereby Pellett agreed to buy a convertible note bearing interest at 5% per annum, convertible into ten million (10,000,000) shares of the Company's common stock at $0.10 per share.

                      UNICO, INC. AND SUBSIDIARY
            Notes to the Consolidated Financial Statements
                          February 29, 2000


NOTE 10 -    COMMITMENTS AND CONTINGENCIES (Continued)

     The ten million shares are to be delivered as follows:

      1. The Company shall deliver 2,000,000 shares of common stock to Pellett as soon as practical;
      2. Pellett will then forward $200,000 to the Company as soon as practical;
      3. Four subsequent conversions will be done in a duplicate manner as described in 1. and 2. above to equal a total conversion of $1,000,000; and
      4. An additional 3,000,000 shares of common stock will be registered in the name of Penny Pellett and Forest Minerals, Inc. upon payment of each successful round of conversion as follows:
               *  360,000 shares of common stock to Forest Minerals, Inc. and
               *  240,000 shares of common stock to Penny Pellett.

      Gold Delivery Contracts
      -----------------------

      The Company entered into four contracts for the advance payment of gold. The contracts, which total to $166,000, allowed the Company to collect $141,000, net of commissions. The contracts call for the Company to deliver gold, in increments of not less than one troy ounce, beginning six months from the various purchase dates. Three of these contracts are all currently due and outstanding, one is currently being settled as described under litigation. The amount accrued as a contingent liability associated with these contracts at February 29, 2000 was $215,927 and was calculated by the ounces due under these contracts at the February 28, 1997 spot rate as published in the Wall Street Journal.

NOTE 11 -  STOCK TRANSACTIONS

     During March 1999, the Company issued 39,000 shares of stock for services valued at $3,900 (or $0.10 per share).

     During May 1999, the Company issued 580,000 shares of common stock for cash of $40,000 and services valued at $18,000 (or $0.10 per share).

     During October 1999, the Company issued 500,000 shares of common stock for cash of $50,000 (or $0.10 per share).

     During February 2000, the Company issued 1,550,000 shares of common stock for cash of $155,000 (or $0.10 per share).

     During February 2000, the Company issued warrants to purchase 1,550,000 shares of common stock for $155,000 (or $0.10 per share) for a period of two years. The Company recognized $155,000 in expense during the year ended February 29, 2000 due to the warrants being issued below market value.

NOTE 12 - SUBSEQUENT EVENTS

     During April and May 2000, the Company issued 4,000,000 shares of common stock in association with the engagement agreement with Pellett discussed in
Note 11 above.

                      UNICO, INC. AND SUBSIDIARY
            Notes to the Consolidated Financial Statements
                          February 29, 2000


NOTE 12 -  SUBSEQUENT EVENTS (Continued)

     During April and May 2000, an officer advanced $67,500 to the Company in the form of a note payable, accruing interest at 10% per annum, unsecured.

     During April and May 2000, the Company purchased $94,400 worth of mining equipment.

     As of May 2000, the Company had received approximately $80,000 of the $400,000 note for stock issued to Pellett.

  -----------------------------------------------------------------
                               PART III
  -----------------------------------------------------------------

Item 1.  Index to exhibits.

   Exhibit no.    Description of exhibits
   ----------     -----------------------------------
      3.1         Articles of incorporation
      3.2         Amendment to articles of incorporation, dated
                  November 8, 1967
      3.3         Amendment to articles of incorporation, dated
                  December 6, 1972
      3.4         Amendment to articles of incorporation, dated
                  May 29, 1973
      3.5         Amendment to articles of incorporation, dated
                  December 1, 1979
      3.6         Amendment to articles of incorporation, dated
                  May 12, 1992
      3.7         Amendment to articles of incorporation, dated
                  November __, 1999
      3.8         By-laws
      3.9         Board of directors' resolution amending Unico's
                  by-laws, dated April 1, 1992
     10.1         Mining Lease and Option to Purchase dated March
                  20, 1992
     10.2         Deer Trail Mine Development Agreement dated
                  October 5, 1998
     10.3         Proposed ASARCO Incorporated agreement
     27.1         Financial data schedule

Item 2.  Description of exhibits.

Exhibit no.  Description of exhibits                   Page no.
----------   --------------------------------          --------

   3.1       Articles of incorporation                Initial filing
   3.2       Amendment to articles of incorpora-      Initial filing
               tion, dated November 8, 1967
   3.3       Amendment to articles of incorpora-      Initial filing
               tion, dated December 6, 1972
   3.4       Amendment to articles of incorpora-      Initial filing
               tion, dated May 29, 1973
   3.5       Amendment to articles of incorpora-      Initial filing
               tion, dated December 1, 1979
   3.6       Amendment to articles of incorpora-      Initial filing
               tion, dated May 12, 1992

   3.7       Amendment to articles of incorpora-      Initial filing
               tion, dated November __, 1999
   3.8       By-laws                                  Initial filing
   3.9       Board of directors' resolution amend-    Initial filing
               ing Unico's by-laws, dated April 1,
               1992
  10.1       Mining Lease and Option to Purchase      Initial filing
                  dated March 20, 1992
  10.2       Deer Trail Mine Development Agreement    Initial filing
               dated October 5, 1998
  10.3       Proposed ASARCO Incorporated agree-      Initial filing
               ment
  27.1       Financial data schedule                      53

                              SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              UNICO, INCORPORATED




Date: June 23, 2000           By: /s/ Ray C. Brown
                                  ---------------------
                                  Ray C. Brown
                                  President